U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

      NOTIFICATION OF LATE FILING                   SEC FILE NUMBER 0-19196


                                  CUSIP NUMBER

                                   150924504


[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:   06/30/00

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Full Name of Registrant: Celebrity Entertainment, Inc.
Former Name if Applicable: Celebrity Resorts, Inc.
Address of Principal Executive Office (Street and Number): 214 Brazilian Ave., Suite 400
City, State and Zip Code: Palm Beach, FL 33480

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following shouldbe completed. (Check box if appropriate)
[ x ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]  (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
Information for details of financial statements was not available.
(Attach Extra Sheets if Needed)

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification:
J. William Metzger (561) 659-3832
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[See quantitative changes and narrative explanation described below.]

The Registrant will report revenues of approximately $2,980 for the nine-month period ended September 30, 2000, representing a decrease of $21,768 when compared with the same period in 1999. The decrease is principally due to the reduction of the Company's income from subsidiary operations.
 Net loss for the first nine months of 2000 was approximately $36,007, which represents a decrease of approximately $7,767 in loss for the same period in 1999. The decrease in the amount of loss is due principally to reduced expenses in the Registrant's overhead and expenses in connection with the sale of the Company's resort operations. The filing of the Company's 10-QSB report for the nine month period ended September 30, 2000 was tested with no errors, however the filing was rejected by the Edgar filing system. As a result, this Form 12b-25 report is being filed so that the apparent cause of the rejection of the report on Form 10-QSB can be corrected and said report filed with acceptance by the SEC Edgar system within the extended time period allowed by the Form 12b-25.

Celebrity Entertainment, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2000            By: /s/ J. William Metzger
                              J. William Metzger, Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.